November 29, 2016

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed June 24, 2016
File No. 001-14948

Dear Mr. Shenk:

We refer to your letter dated September 20, 2016 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2016, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2016.

Set forth below is our response to your request for supplemental information relating to Toyota’s contacts with Sudan and Syria.  To assist you in the reviewing process, we have reproduced your comments in bold type.

General

1.
You told us in your letter dated March 28, 2014 that you made indirect sales in Sudan and Syria, and that you did not expect any significant changes in your contacts with either of those countries. In addition, we note that on your website you continue to identify Golden Arrow Co., Ltd. and Al Saady Trading Co., Ltd. as distributors of your vehicles in Sudan and Syria, respectively. As you know, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and assets controls. Your Form 20-F does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. Your response should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

The Company’s Response

We acknowledge the Staff’s comment.

Sudan

Toyota does not have any direct operations in or direct contacts with Sudan, except for occasional sales to international organizations providing humanitarian services in Sudan and occasional sales of vehicles and performance of maintenance services to embassies and consulates of Sudan in certain countries.  None of the government of Sudan or, to Toyota’s knowledge, entities controlled by the government of Sudan receives cash or other financing in connection with Toyota’s operations.  Other than the foregoing, Toyota’s sales of vehicles and automotive parts to Sudan are made indirectly through an affiliated company of Toyota that, in turn, makes sales to a non-affiliated company in Sudan that, to Toyota’s knowledge, is not controlled by the government of Sudan.

Syria

Toyota does not have any direct operations in or direct contacts with Syria, except for occasional sales to international organizations providing humanitarian services in Syria.  None of the government of Syria or, to Toyota’s knowledge, entities controlled by the government of Syria receives cash or other financing in connection with Toyota’s operations.  Other than the foregoing, Toyota’s sales of automotive parts to Syria are made indirectly through a non-affiliated company that, in turn, makes sales to a non-affiliated company in Syria that, to Toyota’s knowledge, is not controlled by the government of Syria.

2.
Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

The Company’s Response

We acknowledge the Staff’s comment.

Toyota does not have any assets or liabilities associated with Sudan or Syria.  Toyota does not currently anticipate any significant change in its contacts with any of these countries or any significant increase in sales to any of these countries, either individually or in the aggregate.

Toyota’s occasional sales and indirect sales in Sudan and Syria, as well as occasional sales to embassies and consulates of Sudan, are immaterial.  During the period from April 1, 2016 until September 30, 2016, Toyota’s net sales for such activities amounted to approximately ¥ 1.1 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥ 13,070.5 billion during that period.  During the fiscal year ended March 31, 2016, Toyota’s net sales for such activities amounted to approximately ¥ 3.2 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥ 28,403.1 billion during that year.  During the fiscal year ended March 31, 2015, Toyota’s net sales for such activities amounted to approximately ¥ 2.9 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥ 27,234.5 billion during that year.  And during the fiscal year ended March 31, 2014, Toyota’s net sales for such activities amounted to approximately ¥ 2.3 billion, representing approximately 0.01% of Toyota’s consolidated net sales of ¥ 25,691.9 billion during that year.

From a qualitative perspective, based on our knowledge, we do not believe Toyota’s operations associated with Sudan or Syria have had any adverse impact on Toyota’s business reputation or share value or that they constitute any material investment risk for our security holders.  Although we are aware of an inquiry regarding operations associated with Sudan, we do not believe it constitutes any material investment risk for our security holders.

In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states require their state retirement systems to prepare reports regarding state pension fund assets invested in, and permit divestment of state pension fund assets from, companies that do business with countries identified by the U.S. Government as state sponsors of terrorism.

Consequently, Toyota believes, taking into consideration both quantitative and qualitative factors, that its occasional sales and indirect sales in Sudan and Syria, as well as occasional sales to embassies and consulates of Sudan, are not material and do not constitute a material investment risk to its shareholders.

Form 6-K Filed August 31, 2016

Exhibit 99.2

1.
In the Form 20-F for the fiscal year ended March 31, 2016 and the Form 6-K filed March 2, 2016 you disclose you established a new management structure effective April 2016 in which you created seven product-based in-house companies. A stated purpose of this change is to transition to a product-based organization from one that is function-based. You further disclose that a president will preside over each in-house company. You also disclose that product-based business units will compete with one another. We note the segment presentation in the notes to the financial statements for the first quarter of fiscal 2017 included in the Form 6-K filed August 31, 2016 remains the same as in the Form 20-F. Pursuant to the guidance in ASC 280-10, please explain to us how you consider the structure change when determining your segment presentation. In your response, please advise us if you consider the seven product-based in-house companies to be operating segments, and if so, your consideration as to whether they are reportable segments.

The Company’s Response

We acknowledge the Staff’s comment.

In 2013, Toyota adopted the “Business Unit system,” positioning its automotive operations into four units, “Lexus International,” “Toyota No. 1,” “Toyota No. 2” and the “Unit Center,” under which Toyota promoted regionally driven growth. In April 2016, Toyota overhauled this organization by creating seven product-based in-house companies (*1) comprising the parent company and its domestic auto body manufacturer subsidiaries, while maintaining two of the region-based business units (*2). The purposes of this organization overhaul are to allow each of the companies to oversee pertinent product and manufacturing planning, as well as to entrust full responsibility and authority to the respective president of each company to streamline product operations from planning through to manufacturing, thereby facilitating prompt decision-making and business execution. This ensures that everything we do supports our efforts to make ever-better cars, as well as to develop the human resources who will make this happen.

(*1)	Advanced R&D and Engineering Company, Toyota Compact Car Company, Mid-size Vehicle Company, CV Company, Lexus International Co., Power Train Company and Connected Company

(*2)	Toyota No. 1 and Toyota No. 2

We examined whether the new structure satisfies the “operating segment” requirements set forth in the ASC280-10 guidance.  First, the seven companies created in April 2016 only comprise the parent company and its domestic auto body manufacturer subsidiaries, and thus do not cover the full consolidated scope of the Company.

Second, the financial results submitted to management each quarter continue to report according to the “Automotive,” “Financial services” and “All other” segments, as before. Based on such information, management regularly decides the allocation of operating resources and evaluates business performance.

Given these factors, we believe that the new structure adopted in April 2016 does not constitute “operating segments” as set forth in the ASC280-10 guidance, and that the three business segments of “Automotive,” “Financial services” and “All other” constitute the “operating segments” as set forth in the ASC280-10 guidance.

*            *            *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Tetsuya Otake
Name:	Tetsuya Otake
Title:	Managing Officer

cc:	Amy Geddes (Securities and Exchange Commission) Masahisa Ikeda (Shearman & Sterling LLP)